                                            EXHIBIT 19.1

FLOWSERVE	POLICY
Insider Trading Policy

EXECUTIVE SUMMARY
This Insider Trading Policy is intended to prevent violations of the United States federal securities laws and to protect Flowserve Corporation's (including its direct and indirect subsidiaries, the “Company”) reputation for integrity and ethical conduct. The securities laws prohibit trading in Company stock on the basis of material nonpublic information. You may have access to material nonpublic information about the Company and its operations. If you are aware of such information, you may not trade in Company stock. Additionally, even if you are not aware of material nonpublic information, this policy prohibits you from trading during certain blackout periods unless you receive prior approval to do so. Also, if you are a member of the Company’s Board of Directors (“Board Member”), an officer or an employee that the Administrators of this policy may from time to time designate, you may only trade in Company stock during certain trading periods described in more detail below, you must obtain pre-clearance of all trades in Company stock and you may not engage in certain hedging transactions such as short sales and acquiring publicly traded puts and calls. Please refer to the full text of this policy for a more detailed description of your obligations hereunder.

PURPOSE
This policy sets forth your obligations to the Company and under the federal securities laws to prevent actual or apparent insider trading.
As noted in the Company's Code of Business Conduct, compliance with this policy is essential to conducting business with the utmost integrity and ethical standards.
If you have any questions about this policy or its application to any proposed transaction, you may obtain additional guidance from the Company’s Senior Vice President and Chief Legal Officer, or the Company’s Vice President, Corporate Law and Assistant Corporate Secretary (collectively referred to in this policy as the "Administrators").

SCOPE
This policy applies to all Company Board Members, officers, and employees, and any contractors or consultants who may be provided access to material nonpublic information and whom the Company has notified (“Company Personnel”) as well as their family members and entities they control. Board Members, officers and Designated Employees are subject to additional restrictions set forth in paragraph 3 below.

ROLES AND RESPONSIBILITIES	Trading Restrictions

1.    Transactions are Prohibited While Aware of Material Nonpublic Information

Under United States federal securities laws and under this policy, when you are aware of material nonpublic information about the Company or its operations (see “Definitions Related to This Policy” below for a more detailed discussion of what constitutes material nonpublic information), neither you, any family member, nor any entities controlled by you or your family members, such as corporations, partnerships or trusts (“Controlled Entities”) may trade in the Company’s securities or engage in any other action to take advantage of, or pass on to others, material nonpublic information. Your "family members" consist of family members who share your home address, or are financially dependent on you, (such as your spouse, children and other adults living in your house), other family members whose transactions in securities are directed by you or are subject to your influence or control, and any other person who has a relationship with you (legal, personal or otherwise) that might reasonably result in that person's transactions being attributable to you. This policy applies to purchases, sales, gifts and trades of securities. The restriction in this policy extends not only to transactions involving the Company’s securities but also to transactions involving securities of other companies (a) with which the Company has a business relationship, such as the Company’s customers or suppliers, or (b) that are involved in a potential transaction or business relationship with the Company when you are aware of material nonpublic information regarding such other company as a result of your work with the Company. The existence of a personal financial emergency does not excuse non-compliance with these trading restrictions. You should also be aware that insider trading includes situations where, among other things, you trade in securities of other companies (e.g., competitors) that are economically linked to the Company based on material nonpublic information concerning the Company that you aware of.

2.    Blackout Periods in Specific Circumstances

The Administrators may issue written notices, from time to time, advising certain or all Company Personnel, that they may not for certain periods trade in the Company’s securities without prior written approval. Due to the confidential nature of the events that may trigger these types of blackout periods, the Administrators may find it necessary to inform certain individuals of the blackout period without disclosing the reason for it. If you are made aware of the existence of such a blackout period, you and your family members and Controlled Entities may not disclose the existence of the period to any other person. Even if no blackout period is in effect, keep in mind that you may not trade in the Company’s securities if you are aware of material nonpublic information about the Company. See paragraph 1 above.

3.    Trading Periods for Board Members, Officers and Designated Employees

If you are a Board Member, officer or a Designated Employee (defined below), you (and your family members and Controlled Entities) can buy, sell, gift or trade the Company’s securities only during the period that begins after the first full trading day has passed on the New York Stock Exchange (“NYSE”) following the release of the Company’s quarterly and/or annual earnings and ends after the fourteenth calendar day of the final month of each fiscal quarter. Notwithstanding the availability of this trading period, you and your family members and Controlled Entities may only buy, sell, gift or trade the Company’s securities if you are not aware of material nonpublic information regarding the Company.

Assuming the NYSE is open each day, below is an example of when you can trade:
Announcement on Wednesday    First Day You Can Trade

Before Market Opens     Thursday
While Market is Open     Friday
After Market Closes     Friday

"Designated Employees" include: (1) all employees located at the Company's corporate headquarters in Irving, Texas who are also any one of the following: (a) director-level associates; (b) associates within the finance department; or (c) associates within the legal department; (2) all Vice Presidents of the Company regardless of location; and (3) any other individual that might be designated by an Administrator from time to time.

The Administrators may alter the list of Designated Employees at any time, in which case one of the Administrators will provide written notice to any individual to be added or removed from the list. Because Board Members, officers and Designated Employees are likely to have access to nonpublic information regarding the Company’s operations, limiting trading during this "trading period" helps ensure that trading is not based on material nonpublic information. Before trading in the Company’s securities during the trading period, Board Members, officers and Designated Employees must also comply with the pre-clearance procedures discussed below.

If you are a Designated Employee and have an unexpected and urgent need to sell your securities in order to generate cash outside of this "trading period," you may request an exception from one of the Administrators. An exception will only be granted if the Administrator concludes that you are not aware of material nonpublic information.

4.    No Safe Harbor

The existence of blackouts, trading periods and other trading restrictions should not be considered a safe harbor for trading in the Company’s securities. Trading while aware of material nonpublic information is prohibited even if trades are made in compliance with blackouts, trading periods and pre-clearance procedures. All employees and Board Members should use good judgment at all times.

5.    Pre-clearance Procedures for Board Members, Officers and Designated Employees

If you are a Board Member, officer or a Designated Employee, you may not trade, or engage in any other transaction in, the Company’s securities without first obtaining pre-clearance from an Administrator. This pre- clearance requirement is designed as a means of enforcing and documenting compliance with the policies specified above. It also applies to your family members and Controlled Entities. Specifically:

•Before any trade, an Administrator must provide you with a written confirmation that the trading period is open and you must confirm that you are not aware of material nonpublic information.
•You must complete the trade by the earlier of the tenth business day after receiving confirmation or the end of the open trading period / beginning of a blackout period but regardless may not be execute the trade if you receive material nonpublic information in that time.
•This confirmation must not have been revoked by written notice from an Administrator.
•You need to receive a new written confirmation that the trading period is open before each trade, regardless of whether confirmation was provided for a prior trade during the same trading period.
•An Administrator may not trade in the Company’s securities unless another Administrator, the Chief Executive Officer or Chief Financial Officer has approved the trade(s) in accordance with this policy's procedures.
•If you would like to implement a trading plan in accordance with Securities and Exchange Commission (“SEC”) Rule 10b5-1 under the Securities Exchange Act of 1934 (the “1934 Act”), an Administrator must pre-approve your plan. (See paragraph 7 below for more information on such trading plans.)

6.    Prohibited and Limited Transactions by Board Members, Officers and Designated Employees

You and your family members and Controlled Entities are always prohibited from engaging in the following types of transactions because it is important to avoid the appearance of an improper transaction:

•"Short" Sales. Short sales of securities are transactions where you borrow shares, sell them, and then purchase new securities at a later date to replace the borrowed shares. These also include hedging or monetization transactions (such as zero-cost collars and forward sale contracts) that involve the establishment of a short position.
•Sales "Against the Box". Sales against the box are sales in which the securities are not delivered within 20 calendar days or are not deposited in the mail for delivery within 5 calendar days of the sale.
•Hedging and Trading in Company Stock Options. Hedging the Company’s securities (including through the purchase of financial instruments, such as prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company’s securities that you hold directly or indirectly. Buying or selling put or call options in Company stock is prohibited under this policy; however, this does not include the exercise of options granted under any of the Company’s equity compensation plans. A put is an option or right to sell certain securities at a specific price before a predetermined date, and a call is an option or right to purchase specific securities at a specific price before a predetermined date. Generally, call options are purchased when one believes that the price of a company’s securities will rise, whereas put options are purchased when one believes that the price of company’s securities will fall.
•Margin Accounts and Pledging. Any arrangements to hold the Company’s securities in a margin account or pledge them as collateral. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. A margin foreclosure sale that occurs when you are aware of material nonpublic information may result in unlawful insider trading.

•Standing Orders. A standing order to trade in the Company’s securities if the order might remain open during a period when you are prohibited from trading in the Company’s securities.

7.    Special Types of Permitted Transactions

The following are limited situations in which you may trade in the Company’s securities without restriction under this policy:

(A)    Rule 10b5-1 Trading Plans

SEC Rule 10b5-1 provides generally that a purchase or sale is “on the basis” of material nonpublic information if the person engaging in the transaction is aware of the material nonpublic information when the person makes the purchase or sale. In addition, an exception to this general rule is available if the person demonstrates that, before becoming aware of any material nonpublic information, the person had entered into a binding contract to purchase or sell the security or had adopted a written plan for trading securities, and (in each case) the contract, instruction or plan meets certain requirements. Such contract, instruction or plan is referred to as a “10b5-1 trading plan.” The 10b5-1 trading plan must be entered into in good faith and without any purpose of evading the prohibitions of the SEC’s rules, and you must act in good faith with respect to the 10b5-1 trading plan. In some circumstances, terminating a 10b5-1 trading plan that is in place could call into question whether it was entered into in good faith.

Under this policy, a properly adopted 10b5-1 trading plan is one which, among other requirements:

•Specifies the number of securities to be purchased or sold, the price at which the securities are to be purchased or sold and the timing for these trades or includes a written formula or algorithm, or computer program, for making such determination, or delegates decision-making authority with regard to these transactions to a broker or other agent without any material nonpublic information about the Company or its securities;

•Does not permit you (the beneficial share owner) to exercise any subsequent influence over how, when or whether to effect purchases or sales; provided, in addition, that any other person who, pursuant to the 10b5-1 trading plan, did exercise such influence must not have been aware of the material nonpublic information when doing so;
•Provides that trading shall not begin under the 10b5-1 trading plan until the expiration of the required cooling-off period; and

•If you are a Board Member or officer, includes the certification required under Rule 10b5-1.
Any 10b5-1 trading plan, including any subsequent modification or termination, must be pre-approved by an Administrator pursuant to paragraph 5 of this policy. A 10b5-1 trading plan may not be entered into, amended or terminated during a blackout period or when you are aware of material nonpublic information. A Board Member, officer or a Designated Employee may establish, amend or terminate a 10b5-1 trading plan only during an open trading period when not aware of material nonpublic information. Note that Rule 10b5-1 also includes prohibitions on overlapping plans and limits the use of single-trade plans. Please consult the Administrators with any questions regarding 10b5-1 trading plans.

Adoption of a 10b5-1 trading plan under the SEC rule is an affirmative "defense" and not an automatic “exemption” from insider trading liability. If you have a 10b5-1 trading plan in place, you are still subject to risk of lawsuits by plaintiffs who may allege that the plan was not adopted in good faith or was part of a scheme to avoid prohibitions on illegal insider trading. You would, in that case, need to demonstrate that your 10b5-1 trading plan and any related stock transactions met the requirements described above for both the adoption and execution of the plan.

(B)    Option Exercises

The exercise of stock options that have been granted to you by the Company under one of the Company’s stock option plans is permitted without restriction under this policy. However, this does not include cashless exercises, sales to cover or sales of the purchased shares.

(C)    401(k) Savings Plan/Deferred Compensation Plans

The acquisition of the Company’s securities pursuant to regular, pre- determined contributions to the Company’s 401(k) Savings Plan and Deferred Compensation Plans are also exempt from the restrictions of this policy. The trading restrictions in this policy do apply, however, to any increase or decrease in the percentage of your periodic contributions allocated to the Company stock fund, intra-plan transfers in or out of the Company stock fund, borrowing money against your 401(k) account if the loan will result in a liquidation of some or all of your Company stock fund balance and pre-paying plan loans if the pre-payment would result in allocation of loan proceeds to the Company stock fund.

(D)    Employee Stock Purchase Plan

Purchasing Company stock through periodic, automatic payroll contributions to the Company’s Employee Stock Purchase Plan (“ESPP”) are exempt from the restrictions of this policy. However, elections to enroll in the ESPP or modifications to your elections under the ESPP may only be made while you are not aware of material nonpublic information or otherwise subject to a blackout period and, with respect to Board Members, officers and Designated Employees, while the Company's trading period is open. Sales of any Company stock acquired under the ESPP are subject to trading restrictions under this policy.

8.    Section 16 Reporting Obligations: Reporting of Purchases and Sales

If you have been designated by the Company as a Section 16 reporting person, you are subject to applicable reporting obligations and various restrictions on trading Company securities imposed under Section 16 of the 1934 Act.

9.    Reporting Violations: Reporting of Unauthorized Trading or Disclosure

If you have supervisory authority over any of Company’s personnel, you must promptly report to an Administrator either any trading in the Company’s securities by Company personnel or any disclosure of material nonpublic information by Company personnel that you have reason to believe may violate this policy or the securities laws. Because the SEC can seek civil penalties against the Company, Board Members and supervisory personnel for failing to take appropriate steps to prevent illegal trading, the Administrators should be notified immediately of any suspected violations. Suspected violations may also be reported by calling the Company’s Ethics Hotline at 1-800-799-4597.

10. Disclosure Restrictions

(A)    No Tipping/Maintaining Confidentiality

You must not disclose material nonpublic information about the Company or other entities to other persons (a practice known as "tipping") before its public disclosure and dissemination. Therefore, you should exercise care when communicating with other personnel who do not have a "need to know" and family members, friends, and others who are not associated with the Company. This policy applies without regard to the materiality of the information. The concept of unlawful tipping includes passing on information to friends, family members or acquaintances under circumstances that suggest that you were trying to help them make a profit or avoid a loss. To avoid the appearance of impropriety, you should at all times refrain from providing advice or making recommendations regarding the purchase or sale of the Company’s securities or other companies of which you have knowledge as a result of your employment or association with the Company. If you disclose information that someone else uses to trade illegally in securities, legal penalties can apply to you whether or not you personally derive any benefit from the illegal trading.

(B)    Internet Message Boards, Chat Rooms and Discussion Groups

In an effort to prevent unauthorized disclosure of Company information, you and members of your household are prohibited from posting or responding to any posting on or in Internet message boards, chat rooms, discussion groups, or other publicly accessible forums, with respect to the Company. Keep in mind that any inquiries about the Company should be handled in accordance with the Company’s Media and Investor Relations Disclosure Policy.

11.    Application of Policy to Former or Retired Designated Employees and Board Members

This policy (including the prohibition on insider trading in any security while aware of material nonpublic information obtained while employed by the Company or while conducting any business or activity on the Company’s behalf) applies, and will continue to apply, to you if you are a former or retired officer, Designated Employee or Board Member until the later of (i) the first full trading day following the public release of earnings for the fiscal quarter in which you leave the Company or (ii) the first full trading day after any material nonpublic information known to you has become public or is no longer material.

12.    Enforcement and Penalties

The SEC and national securities exchanges in the United States have extensive surveillance facilities that are used to monitor trading in stocks and stock options. If a securities transaction becomes the subject of scrutiny, the transaction will be viewed after the fact. As a result, before engaging in any transaction, all persons covered by this policy should carefully consider how regulators and others might view the transaction with the benefit of hindsight.

You should not engage in any transaction in which you may appear to be trading while aware of material nonpublic information. Failure to observe this policy may result in the imposition of civil or criminal fines and/or imprisonment as well as the possibility of civil lawsuits being filed by shareholders against the person(s) accused of trading on inside information. In addition, the SEC can assess civil penalties against the Company for any violations.

The consequences of insider trading can be severe under U.S. law. The SEC takes the position that these laws apply to all transactions in shares or options of companies listed for trading in the United States, regardless of whether or not the actual trades take place in the United States. There is no prosecution threshold for insider trading cases. For individuals who trade on material nonpublic information (or tip information to others), possible penalties include:

•a civil penalty of disgorgement, or return, of profit gained or loss avoided, plus a fine of up to three times the profit gained or loss avoided;

•criminal fines (no matter how small the profit) of up to $5 million; and

•a jail term of up to twenty years.

In addition to civil and criminal penalties, persons contemporaneously trading at the time of a violation of the insider trading laws have the right to sue the insider for an amount equal to the profit gained or loss avoided by the insider in such transaction, offset by any amounts the SEC requires the insider to disgorge.

Moreover, employees who engage in illegal trading activity or who improperly disclose confidential information to others will be subject to disciplinary action, including, but not limited to, termination of employment with the Company.

13.    Personal Responsibility.

You should remember that the ultimate responsibility for adhering to this policy and avoiding improper trading rests with you. Any action on the part of the Company, an Administrator, or any other Company employee pursuant to this policy does not in any way constitute legal advice or insulate you from liability under applicable securities laws.

14.     Company Transactions

From time to time, the Company may engage in transactions in its own securities. It is the Company’s policy to comply with all applicable securities and state laws (including appropriate approvals by the Board of Directors or appropriate committee, if required) when engaging in transactions in Company securities.

DEFINITIONS RELATED TO THIS POLICY
What is “trading”?

Trading includes purchases, sales, and gifts of stock, bonds, debentures, option, puts, calls and other similar securities in the open market, as well as trades made pursuant to any investments direction under employee benefits plans.

What information is "material"?

Information generally is considered to be material if:

•there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy or sell the securities in question, or

•the information, if disclosed, could be viewed by a reasonable investor as having significantly altered the total mix of information available.

If a person learns something that leads that person to want to buy or sell securities, the information should be considered material. Thus, even speculative information can be material and information may be material even if that information alone would not determine an investor’s decision to buy, sell or hold.

Material information can be either positive or negative. Some examples of material information are:

•annual or quarterly financial results for the Company (or even monthly results under certain circumstances, including in particular when they would indicate a material departure from market expectations);

•a change in earnings projections;

•unexpected or unusual gains or losses in major operations;

•a pending merger or prospective acquisition; financing, significant sale of assets or disposition of a business unit or subsidiary;

•significant changes in prices, customers or suppliers;

•information about revenues or earnings (profits or losses) (including both actual results not yet released and projections);

•pending regulatory action;

•major litigation;

•the public or private sale of additional securities;

•the Company’s tender offer for another company’s securities or a third party’s tender offer for the Company’s securities;

•major changes in management or board of directors;

•cybersecurity risks and incidents, including vulnerabilities and breaches;

•entry into or termination of a major license agreement or other contract; and

•the development or release of a new product or service or changes in a previously announced schedule for the development or release of a new product or service.

The determination of whether information was material is almost always made after the fact when the effect on the market can be quantified. Therefore, if there is any uncertainty, you should presume that the information is material.

Material information that is not yet ripe for public disclosure may often exist. For example, during the early stages of discussions regarding a significant acquisition or disposition, the information about the discussions may be too tentative or premature to require (or even permit) the Company to make a public announcement. On the other hand, that same information may be highly material.

What information is "nonpublic"?

Information generally becomes available to the public after it has been disclosed by the Company or third parties in a press release or other similar public statement, including any filing with the SEC, and enough time has elapsed to permit the investment market to absorb and evaluate the information. For the purpose of this policy, information is considered nonpublic until at least one full trading day has passed on the NYSE after the Company releases the information to a national wire service as shown below. For example, if an announcement is made on a Monday after the securities markets have closed, trading is not permitted until Wednesday morning. The Administrators will know when information has been released to the public. If you are unsure whether information of which you are aware is material or nonpublic, you should consult with the Administrators prior to trading.